

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

<u>Via E-mail</u>
Chris Carlson
Chief Financial Officer
Vertex Energy Inc.
333 W. Sheridan Ave.
Oklahoma City, OK 73102

   Re: **Vertex Energy Inc.**
      Form 8-K
      Exhibit No. 10.1 - Joint Supply and Marketing Agreement dated January 10, 2020, by
      and between Bunker One (USA) Inc. and Vertex Energy Operating, LLC
      Filed January 13, 2020
      File No. 001-11476

Dear Mr. Carlson:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

            Sincerely,

            Division of Corporation Finance